Exhibit 99.1

Dangdang Announces Fourth Quarter and Fiscal Year 2012 Results

Net revenue in Q4 2012 Increased by 31% Year-Over-Year

Media revenue in Q4 2012 Increased by 30% Year-Over-Year

GMV of the marketplace in Q4 2012 Increased by 169% Year-Over-Year

Beijing, China, March 7, 2013 — E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.

Fourth Quarter and Fiscal Year 2012 Highlights

•	Total net revenues in the fourth quarter of 2012 were RMB1,614.8 million ($259.2 million), a 31% increase from the corresponding period in 2011.

•

Media revenue for the fourth quarter of 2012 was RMB934.8 million ($150.0 million), an increase of 30% from the corresponding period in 2011, representing 58% of total revenues, slightly lower from last year.

•	GMV of the marketplace in the fourth quarter of 2012 were RMB548.3 million ($88.0 million), a 169% increase from the corresponding period in 2011.

•	Total net revenues in fiscal year 2012 were RMB5,193.8 million ($833.7 million), a 44% increase from 2011.

•	Media revenue in fiscal year 2012 was RMB3,252.5 million ($522.1 million), an increase of 32% from the corresponding period in 2011, representing 63% of total revenues, compared with 68% in 2011.

•	GMV of the marketplace in fiscal year 2012 were RMB1,373.1 million ($220.4 million), a 165% increase from 2011.

“We are pleased to report a solid financial and operational performance in the fourth quarter, which is the peak season for e-commerce in China. Revenues increased by 31% year-over-year, in line with our expectations,” said Ms. Peggy Yu Yu, Dangdang’s Executive Chairwoman. “Book and media sales grew by 30% in the fourth quarter, maintaining our leadership in online media market. Dangdang’s marketplace program continued its rapid growth momentum, and marketplace Gross Merchandise Value (the “GMV”) grew at 169% year-over-year in the fourth quarter. This marked the first quarter that sales from general merchandise, which includes both self-procurement and marketplace, exceeded sales from book and media. It is significant milestone in our strive to transition from an online bookstore to an integrated online shopping mall.”

“Our strategy of placing more emphasis on third party marketplace was rightly timed and executed during 2012. Going forward, we will promote the strategic position of our marketplace business unit within the company. Dangdang maintains its long-term strategy of becoming an integrated shopping mall targeting the mid to mid-to-high-end customers”, Ms. Yu continued.

“During the fourth quarter, I am glad to see that we continued to narrow our net loss as a percentage of sales both year-over-year and quarter-over-quarter. Also as a result of improved internal management, our inventory turnover days shortened from 134.5 days last quarter to 97.4 days and accounts receivable days decreased from 4.9 days last quarter to 3.3 days.” commented Jun Zou, Dangdang’s Chief Financial Officer.

Fourth Quarter 2012 Results

Dangdang’s total net revenues in the fourth quarter of 2012 were RMB1,614.8 million ($259.2 million), a 31% increase from the corresponding period in 2011.

Media product revenue for the fourth quarter of 2012 was RMB934.8 million ($150.0 million), representing a 30% increase from the corresponding period in 2011. General merchandise revenue for the fourth quarter of 2012 was RMB600.5 million ($96.4 million), representing a 24% increase from the corresponding period in 2011. Other revenue including revenue from third-party merchants for the fourth quarter of 2012 was RMB79.5 million ($12.8 million), representing a 177% increase from the corresponding period in 2011.

Dangdang had about 7.5 million active customers including 2.5 million new customers in the fourth quarter of 2012, representing a 25% and 21% increase from corresponding period in 2011 respectively. Total orders for the fourth quarter 2012 were approximately 16.0 million, a 26% increase from the corresponding period in 2011. The active customers, new customers and total orders all reached the record high in this quarter.

Cost of revenues was RMB1,398.8 million ($224.5 million), representing 86.6% of total revenues, as compared with 89.5% in the corresponding period in 2011. The decreased cost of revenues as a percentage of total revenues was primarily due to the execution on the strategic category mapping in self-procurement and more focus on the marketplace. General merchandise revenue for the fourth quarter of 2012 was RMB600.5 million ($96.4 million), representing 37% of total net revenues, as compared with 39% in the corresponding period in 2011. Gross margin in the fourth quarter of 2012 was 13.4%, as compared with 15.2% in the third quarter of 2012 and 10.5% in the corresponding period in 2011. The year-over-year increase was primarily due to economy of scale in both Dangdang’s marketplace and self-procurement categories. The quarter-over-quarter decrease was primarily due to the additional inventory provision in the year end and the inventory count losses.

Fulfillment expenses which include warehousing and shipping expenses, were RMB194.2 million ($31.2 million), representing 12.0% of total revenues, compared with 12.6% in the corresponding period in 2011. The decrease was primarily due to the operating leverage as the business scales up.

Marketing expenses were RMB84.2 million ($13.5 million), representing 5.2% of total revenues, compared with 5.6% in the corresponding period in 2011. The decrease was primarily due to more efficient marketing campaigns in this quarter.

Technology and content expenses were RMB41.6 million ($6.7 million), representing 2.6% of total revenues, compared with 2.4% in the corresponding period in 2011. The increase was primarily due to the increased headcount and investments in technology.

General and administrative expenses were RMB46.7 million ($7.5 million), representing 2.9% of total revenues, compared with 2.5% in the corresponding period in 2011. The increase was primarily due to increased professional service fee and charges of POS service.

Share-based compensation expenses, which were allocated to related expense line items, were RMB2.8 million ($0.5 million) in the fourth quarter of 2012, compared with RMB4.1 million in the corresponding period in 2011, representing a 31.7% decrease.

Dangdang recorded an operating loss of RMB151.3 million ($24.3 million) in the fourth quarter of 2012, as compared with an operating loss of RMB149.0 million in the corresponding period in 2011, primarily due to the increase in technology and general and administration expenses.

Operating margin was negative 9.4%, as compared with an operating margin negative 12.1% in the corresponding period in 2011.

Operating loss excluding share-based compensation expenses (non-GAAP) was RMB148.5 million ($23.8 million), as compared with an operating loss excluding share-based compensation expenses (non-GAAP) of RMB144.8 million in the corresponding period in 2011.

Net loss was RMB122.1 million ($19.6 million), as compared with a net loss of RMB129.8 million in the corresponding period in 2011, primarily due to the increase in gross profit and increase in marketing expenses.

Net margin was negative 7.6%, as compared with a net margin negative 10.5% in the corresponding period in 2011.

Net loss excluding share-based compensation expenses (non-GAAP) was RMB119.3 million ($19.1 million), as compared with a net loss excluding share-based compensation expenses (non-GAAP) of RMB125.7 million in the corresponding period in 2011.

As of December 31, 2012, Dangdang had cash and cash equivalents, restricted cash, short-term time deposits and held-to-maturity investments of RMB1,634.6million ($262.4 million), as compared with RMB1,391.8 million as of December 31, 2011.

Capital expenditures for the fourth quarter of 2012 were RMB44.6 million ($7.2 million).

Fiscal Year 2012 Results

Total net revenues in fiscal year 2012 were RMB5,193.8 million ($833.7 million), a 44% increase from the corresponding period in 2011.

Media product revenue in 2012 was RMB3,252.5 million ($522.1 million), representing a 32% increase from 2011. General merchandise revenue in 2012 was RMB1,768.3 million ($283.8 million), representing a 62% increase from the corresponding period in 2011. Other revenue including revenues from third-party merchants in 2012 was RMB173.0 million ($27.8 million), representing a 156% increase from the corresponding period in 2011.

Dangdang had about 15.7 million active customers and 8.6 million new customers in 2012, representing a 28% and 31% increase from 2011, respectively. 58% of the active customers in 2011 have purchased on Dangdang’s website in 2012. Total orders in 2012 were approximately 54.2 million, a 33% increase from 2011.

Cost of revenues was RMB4,469.5 million ($717.4 million), representing 86.1% of total revenues, as compared with 86.2% in 2011. Gross margin in the fiscal year 2012 was 13.9%, slightly increased from 13.8% in 2011.

Fulfillment expenses which include warehousing and shipping expenses were RMB736.2 million ($118.2 million), representing 14.2% of total revenues, compared with 13.1% in 2011. The increase was primarily due to the increase in headcount and investments in warehousing space and equipments.

Marketing expenses were RMB195.9 million ($31.5 million), representing 3.8% of total revenues, compared with 4.2% in 2011. The decrease was primarily due to more efficient marketing campaigns in this year.

Technology and content expenses were RMB153.3 million ($24.6 million), representing 3.0% of total revenues, compared with 2.5% in the in 2011. The increase was primarily due to the increased headcount and investments in technology.

General and administrative expenses were RMB137.5 million ($22.1 million), representing 2.6% of total revenues, compared with 2.3% in 2011. The slightly increase was primarily due to increased charges of POS service.

Share-based compensation expenses, which were allocated to the related expense line items, were RMB11.2 million ($1.8 million) in 2012, compared with RMB11.5 million in 2011, representing a 2.4% decrease.

Dangdang recorded an operating loss of RMB489.3 million ($78.5 million) in the fiscal year 2012, as compared with an operating loss of RMB284.3 million in 2011, primarily due to increased investments in fulfillment and technology, as well as the expansion in general and administrative.

Operating loss excluding share-based compensation expenses (non-GAAP) was RMB478.1 million ($76.7 million) in the fiscal year 2012, as compared with an operating loss excluding share-based compensation expenses (non-GAAP) of RMB272.9 million in 2011.

Net loss was RMB443.9 million ($71.2 million), as compared with a net loss of RMB228.5 million in 2011, primarily due to the increased investments in fulfillment, technology and general and administrative.

Net margin was negative 8.5%, as compared with a net margin negative 6.3% in 2011.

Net loss excluding share-based compensation expenses (non-GAAP) was RMB432.7 million ($69.4 million), as compared with a net loss excluding share-based compensation expenses (non-GAAP) of RMB217.0 million in 2011.

Full year capital expenditures were RMB133.0 million ($21.3 million).

Outlook for First Quarter 2013

Dangdang expects its total net revenues and the GMV from marketplace in the first quarter of 2013 to be around RMB1, 300 million and RMB548 million, representing year-over-year growth of around 20% and 175% respectively. This forecast reflects Dangdang’s current and preliminary view, which is subject to change.

Conference Call Information

Dangdang’s management will host an earnings conference call at 8:00 AM on March 7, 2013 U.S. Eastern Time (or 9:00 PM on March 7, 2013 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-354-1231

Hong Kong:	+852-2475-0994

International:	+65-6723-9381

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Dangdang earnings call.”

A replay of the conference call may be accessed by phone at the following number until March 13, 2013:

International:	+61 2 8199 0299

Passcode:	16475788

Additionally, a live and archived webcast of this conference call will be available at http://ir.dangdang.com/ until September 30, 2013.

About Dangdang

E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 900,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and lifestyle products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the first quarter 2013 and quotations from management in this announcement, as well as Dangdang’s strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of our products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang’s industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as the non-GAAP financial measures defined by the SEC: non-GAAP operating loss, non-GAAP operating margin, non-GAAP net loss and adjusted EBITDA loss (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating loss, non-GAAP operating margin and non-GAAP net loss as operating loss, operating margin and net loss excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA loss as loss before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net loss or income to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact our net loss for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to net income/loss prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For investor and media inquiries, please contact:

Maria Xin

Investor Relations Director

E-commerce China Dangdang Inc.

+86-10-5799-2306

xinyi@dangdang.com

Caroline Straathof

IR Inside

+31-6-54624301

info@irinside.com

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share related data)

	As of December 31, 2011	As of December 31, 2012
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	192,962	432,703	69,454
Restricted cash	—	709,417	113,869
Time deposits with original maturities exceeding three months	1,178,839	492,445	79,043
Held-to-maturity investments	20,000	—	—
Inventories	1,583,283	1,485,579	238,452
Accounts receivable, net	67,369	56,610	9,087

Prepaid expenses and other current assets (including expenses prepaid to related parties amounting RMB9,625 and RMB nil (US$ nil) as of December 31, 2011 and December 31, 2012, respectively)	142,307	203,294	32,631
Amounts due from related parties	188	320	51

Total current assets	3,184,948	3,380,368	542,587

Fixed assets, net	96,612	121,274	19,466
Intangible assets, net	—	44,209	7,096
Prepaid expenses and deposits	4,182	37,275	5,983

Total assets	3,285,742	3,583,126	575,132

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	150,000	600,000	96,307
Accounts payable	1,485,943	1,563,787	251,005
Deferred revenue	213,230	228,765	36,719

Accrued expenses and other current liabilities	266,092	414,776	66,576
Amounts due to related parties	12,691	2,333	374

Total current liabilities	2,127,956	2,809,661	450,981

Non-current liablities	—	33,966	5,452
Total liabilities	2,127,956	2,843,627	456,433

Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share, 686,505,790 shares authorized, 265,082,760 and 268,919,350 shares issued and outstanding as of December 31, 2011 and December 31, 2012, respectively)	197	200	32
Class B common shares (par value of US$0.0001 per share, 313,494,210 shares authorized, 131,916,660 and 131,916,660 shares issued and outstanding as of December 31, 2011 and December 31, 2012, respectively)	103	103	17
Additional paid-in capital	1,825,873	1,854,127	297,608
Accumulated other comprehensive loss	(88,336)	(91,026)	(14,611)
Accumulated deficit	(580,051)	(1,023,905)	(164,347)

Total shareholders’ equity	1,157,786	739,499	118,699

Total liabilities and shareholders’ equity	3,285,742	3,583,126	575,132

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except share related data)

	Three Months Ended			Twelve Months Ended
	December 31, 2011	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	1,203,075	1,535,298	246,432	3,551,510	5,020,803	805,895
Media	719,462	934,776	150,042	2,457,423	3,252,511	522,064
General merchandise	483,613	600,522	96,390	1,094,087	1,768,292	283,831
Other revenue	28,677	79,526	12,765	67,462	173,006	27,769

Total net revenues	1,231,752	1,614,824	259,197	3,618,972	5,193,809	833,664

Cost of revenues	(1,102,840)	(1,398,792)	(224,521)	(3,118,365)	(4,469,455)	(717,397)

Gross profit	128,912	216,032	34,676	500,607	724,354	116,267

Operating expenses:
Fulfillment	(155,425)	(194,240)	(31,179)	(474,506)	(736,191)	(118,167)
Marketing	(68,724)	(84,242)	(13,522)	(150,313)	(195,938)	(31,450)
Technology and content	(29,241)	(41,600)	(6,677)	(89,616)	(153,267)	(24,601)
General and administrative	(30,613)	(46,679)	(7,492)	(84,113)	(137,473)	(22,066)
Government grants	6,128	(574)	(92)	13,603	9,216	1,479

Total operating expenses, net	(277,875)	(367,335)	(58,962)	(784,945)	(1,213,653)	(194,805)

Loss from operations	(148,963)	(151,303)	(24,286)	(284,338)	(489,299)	(78,538)

Interest income	7,179	7,030	1,128	26,347	31,092	4,991

Other income, net	13,310	22,184	3,561	53,830	14,356	2,304

Loss before income taxes	(128,474)	(122,089)	(19,597)	(204,161)	(443,851)	(71,243)

Income tax expenses	(1,324)	—	—	(24,326)	—	—

Net loss	(129,798)	(122,089)	(19,597)	(228,487)	(443,851)	(71,243)

Net loss attributable to common shareholders	(129,798)	(122,089)	(19,597)	(228,487)	(443,851)	(71,243)

Net loss per common share
- Basic	(0.33)	(0.30)	(0.05)	(0.58)	(1.11)	(0.18)
- Diluted	(0.33)	(0.30)	(0.05)	(0.58)	(1.11)	(0.18)
Net loss per ADS
- Basic	(1.65)	(1.52)	(0.24)	(2.90)	(5.55)	(0.89)
- Diluted	(1.65)	(1.52)	(0.24)	(2.90)	(5.55)	(0.89)
Net loss allocated to common shareholders used in net loss per share/ADS calculation
- Basic	(129,798)	(122,089)	(19,597)	(228,487)	(443,851)	(71,243)
- Diluted	(129,798)	(122,089)	(19,597)	(228,487)	(443,851)	(71,243)
Shares used in net loss per common share computation:

Class A common shares:
- Basic	264,681,724	268,905,513	268,905,513	188,572,218	267,707,132	267,707,132
- Diluted	396,598,384	400,822,173	400,822,173	394,059,092	399,623,792	399,623,792
Class B common shares:
- Basic	131,916,660	131,916,660	131,916,660	205,486,874	131,916,660	131,916,660
- Diluted	131,916,660	131,916,660	131,916,660	205,486,874	131,916,660	131,916,660
ADSs used in net loss per ADS calculation
- Basic	79,319,677	80,164,435	80,164,435	78,811,818	79,924,758	79,924,758
- Diluted	79,319,677	80,164,435	80,164,435	78,811,818	79,924,758	79,924,758
Other comprehensive loss
Foreign currency translation adjustment, net of taxes	(13,886)	(12,393)	(1,989)	(66,198)	(2,690)	(432)

Comprehensive loss attributable to common shareholders	(143,684)	(134,482)	(21,586)	(294,685)	(446,541)	(71,675)

Share-based compensation

(In thousands, except share related data)

	Three Months Ended			Twelve Months Ended
	December 31, 2011	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Share-based compensation expenses included are as follows:
Operating expenses:
Fulfillment	939	484	78	1,491	1,922	309
Marketing	155	83	13	300	332	53
Technology and content	638	271	44	1,372	1,015	163
General and administrative	2,406	1,990	319	8,294	7,918	1,271

Total	4,138	2,828	454	11,457	11,187	1,796

(1)	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2301 to US$1.00, the noon buying rate on Dec 31, 2012 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Each ADS represents five common shares of the Company.

Non-GAAP operating loss, operating margin and net loss

(In thousands)

	Three Months Ended			Twelve Months Ended
	December 31, 2011	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Loss from operations	(148,963)	(151,303)	(24,286)	(284,338)	(489,299)	(78,538)
Share-based compensation expenses	4,138	2,828	454	11,457	11,187	1,796

Non-GAAP operating loss	(144,825)	(148,475)	(23,832)	(272,881)	(478,112)	(76,742)

Operating margin	-12.1%	-9.4%	-9.4%	-7.9%	-9.4%	-9.4%
Share-based compensation expenses	0.3%	0.2%	0.2%	0.3%	0.2%	0.2%

Non-GAAP operating margin	-11.8%	-9.2%	-9.2%	-7.6%	-9.2%	-9.2%

Net loss	(129,798)	(122,089)	(19,597)	(228,487)	(443,851)	(71,243)
Share-based compensation expenses	4,138	2,828	454	11,457	11,187	1,796

Non-GAAP net loss	(125,660)	(119,261)	(19,143)	(217,030)	(432,664)	(69,447)

Adjusted EBITDA

(In thousands)

	Three Months Ended			Twelve Months Ended
	December 31, 2011	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Loss from operations	(148,963)	(151,303)	(24,286)	(284,338)	(489,299)	(78,538)

Add back:

Depreciation and amortization	5,095	11,035	1,771	24,870	41,759	6,703

Share-based compensation expenses	4,138	2,828	454	11,457	11,187	1,796

Adjusted EBITDA	(139,730)	(137,440)	(22,061)	(248,011)	(436,353)	(70,039)